SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January 2005

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

                              (Check One) Yes      No X
                                             ---     ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes      No X
                                             ---     ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes      No X
                                             ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                    (Free Translation into English from the Original Previously Issued in Portuguese)


                    Telecomunicacoes Brasileiras S.A. - TELEBRAS


                    Quarterly Financial Information
                    for the Nine-month Period
                    Ended September 30, 2004 and
                    Independent Auditors' Review Report



                    KPMG Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)
-------------------------------------------------------------------------

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Directors and Shareholders of
Telecomunicacoes Brasileiras S.A. - TELEBRAS
Brasilia - DF
-------------

1. We have reviewed the accompanying quarterly financial information (ITR) of Telecomunicacoes Brasileiras S.A. - TELEBRAS as of and for the nine-month period ended September 30, 2004, consisting of the balance sheet as of September 30, 2004, the statement of income for the nine-month period then ended, performance report and other relevant information, all prepared in conformity with Brazilian accounting practices.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information above referred for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically aimed at preparing such quarterly financial information.

4. As mentioned in Note 1 to the quarterly financial information, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which shall, according to Telebras' management, occur only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000. Such Law implemented ANATEL's Special Staff to absorb TELEBRAS' employees seconded to ANATEL. This matter shall be addressed again by the Telebras' Board of Director in face of enactment of Law 10.871/04 (former Provisional Measure 155/03). Since the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, as well as future disbursements or surge of new liabilities that could result from the liquidation process.

5. As discussed in Note 10 to the financial statements, TELEBRAS is a party to various lawsuits, which have been evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible or remote loss, the amounts of which are disclosed in Note 10. Due to the materiality of the amounts of lawsuits classified as possible or remote loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. The financial statements for the nine-month period ended September 30, 2004, were audited by other independent auditors, who prepared their special report review as of November 17, 2003. The Financial Statements for the period ended December 31, 2003 were also audited by the same auditor who issued their report on January 21, 2004. Both reports thereon, dated November 17, 2003 and January 21, 2004, respectively, discuss the matters mentioned in paragraphs 4 and 5 above.

7. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Brasilia, November  12, 2004

KPMG Auditores Independentes
CRC SP014428/O-6-F-DF

Francesco Luigi Celso
Accountant CRC SP175348/O-5-S-DF

(Convenience Translation into English from the Original Previously Issued in Portuguese)
----------------------------------------------------------------------------

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND JUNE 30, 2004
(In thousand of Brazilian reais - R$)
--------------------------------------------------------------------------------

                                                      September          June
ASSETS                                                 30, 2004        30, 2004
------                                                 --------        --------

CURRENT ASSETS                                         163,320         159,878
                                                       -------         -------
Cash and cash equivalents                              148,831         144,209
Recoverable taxes                                        4,295           4,428
Other assets                                            10,194          11,241

LONG-TERM ASSETS                                       115,995         114,943
                                                       -------         -------
Recoverable taxes                                       94,897          93,927
Escrow deposits                                         19,463          19,239
Other assets                                             1,635           1,777

TOTAL ASSETS                                           279,315         274,821
                                                       =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES                                     71,794          70,509
                                                       -------         -------
Suppliers                                                  483             718
Taxes and contributions                                      0             226
Employment termination provisions                       40,523          40,397
Provision for contingencies                              3,865           3,813
Payroll and related accruals                             7,535           6,477
Third parties' consignments                                255             225
Other liabilities                                       19,133          18,653

LONG-TERM LIABILITIES                                  101,210          99,611
                                                       -------         -------
Provision for contingencies                            100,206          98,607
Other liabilities                                        1,004           1,004

SHAREHOLDERS' EQUITY                                   106,311         104,701
                                                       -------         -------
Capital                                                219,455         219,455
Accumulated deficit                                   (113,144)       (114,754)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             279,315         274,821
                                                       =======         =======

The accompanying notes are an integral part of this quarterly financial information.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(In thousand of Brazilian reais - R$)
--------------------------------------------------------------------------------

                                                     07/01/2004    01/01/2004       07/01/2003       01/01/2003
                                                      through       through           through         through
                                                     09/30/2004    09/30/2004        09/30/2003      09/30/2003
                                                     ----------    ----------        ----------      ----------
OPERATING EXPENSES
General and administrative expenses                   (1,798)        (5,374)          (1,570)        (5,106)
Provision for contingencies                           (1,651)        (5,300)          (2,974)       (10,665)

FINANCIAL INCOME (EXPENSES)
Financial income                                       7,333         21,344           10,584         32,999
Financial expenses                                      (504)        (1,444)            (439)        (1,703)

Other operating income                                                  133                1             40
Other operating expenses                                (747)        (4,502)            (738)        (3,092)

OPERATING INCOME                                       2,633          4,857            4,864         12,473

NONOPERATING INCOME                                                     145                0          2,268
NONOPERATING EXPENSES                                                                     (1)            (1)
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION       2,633          5,002            4,863         14,740
TAXES


INCOME TAX                                              (751)        (2,074)          (1,333)        (3,988)

SOCIAL CONTRIBUTION TAX                                 (272)          (751)            (481)        (1,446)

NET INCOME                                             1,610          2,177            3,049          9,306

NET INCOME PER SHARE                                 0.00000        0.00000          0.00001        0.00002

Shares outstanding (ex-treasury shares) (in      556,429,222    556,429,222      556,429,222    556,429,222
thousands)


The accompanying notes are an integral part of this quarterly financial information.

--------------------------------------------------------------------------------


(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
--------------------------------------------------------------------------------
(In thousand Brazilian reais - R$)


1 - COMPANY'S OPERATIONS

Telecomunicacoes Brasileiras S.A - TELEBRAS ("TELEBRAS' or "Company") is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until its spin-off held on May 22, 1998.

The Extraordinary General Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies. These new holding companies were later privatized on July 29, 1998. No longer the holding company of the Telebras System, Telebras remained as a shell company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operational assets generating income and basically has sustained its operations with income from financial investments. As of June 30, 2004, the Federal Government held 76.46% of the common voting shares and 47.60% of the total capital that, added to the interest held by other federal government-owned companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator. Such meeting shall occur, according to a decision from Telebras' Board of Directors dated December 27, 2000, and agreed to by the Ministry of Communications, only after the judgment by the Brazilian Federal Supreme Court ("STF") of the preliminary injunction regarding a claim for declaration of unconstitutionality (ADI) No. 2,310. In face of the Law 10.871 enacted on May 20, 2004, (Official Gazette from May 21, 2004), Telebras' Board of Directors decided on August 10, 2004 (Executive Board Meeting 272) that such issue shall be addressed again after Anatel's staff selection program, currently under progress, is held, as well as a bill addressing Brazilian regulatory agencies' new functions, currently also under discussion in the Brazilian Lower House, is passed.

2 - PRESENTATION OF FINANCIAL STATEMENTS

a)   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by the Brazilian corporate law, standards established by the Brazilian Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.


3 - SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)   Estimates

Accounting estimates are based on objective and subjective premises and on Telebras administration's judgment to determine the fair value to be recorded in its financial statements. Provision for contingencies, provision for Telebras' employee severance program and other provision related to benefits to employees. Settlement of transaction based on such estimates might result in values materially different due to deficiencies involved in the estimation process. Telebras revises its estimates and assumptions periodically.

b)   Cash Equivalents

Cash equivalents are considered as short-term investments (daily) and are stated at cost plus accrued interest through the balance sheet date.

c)   Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at the net amount expected to be refunded by the Federal Government.

d)   Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, due to uncertainty over their future recovery, charging the corresponding effects to income as detailed in Note 6.

Income and social contribution taxes are computed according to the effective income and social contribution tax rates. Tax loss carryforwards are offset, when applicable, limited to 30% from taxable income.

e)   Other Receivables - Short Term Assets

According to specific legislation, payroll and payroll accruals incurred by Telebras with its employees seconded to the National Telecommunications Agency (ANATEL) and other government agencies, are not recorded as Company expenses, but under the caption 'Other Current Assets', as shown in Note 7.

f)   Other Short Term and Long Term Assets

Such credits are recorded at their probable realization value.

g)   Vacation Provision

Vacation due to employees (including employees seconded) is accrued as due.

h)   Provision for Contingencies

Provision for contingencies is based on evaluations made by Telebras' legal counselors as to the risk of losses related to the lawsuits existing on the balance sheet date. The nature of the contingencies is summarized in Note 10.

i)   Other short and long term liabilities

Such amounts are presented at their known value and when applicable, are accrued for interest earnings, exchange and other restatements up to the balance sheet date.

j)   Results

Operating results are computed on an accrual basis.

k)   Financial Income (Expenses)

Financial income (expenses) represents interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

l)   Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on an accrual basis. Further information regarding such plans is provided in Note 20.

m)   Earnings and Book Share Value per Thousand Shares

Earnings and Book Share Value per thousand shares computation was based on the number of shares outstanding on the balance sheet date, of which 346,399,225,000 are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares as of September 30, 2004 and June 30, 2004).

4 - CASH AND CASH EQUIVALENTS

                                                   09.30.2004      06.30.2004
                                                   ----------      ----------

Bank accounts                                           1,926              28
Short-term investments - Banco do Brasil - FRF        146,905         144,181
                                                   ----------      ----------
Total                                                 148,831         144,209
                                                   ==========      ==========

5 - RECOVERABLE TAXES

Recoverable taxes consist of the following:

                                                                          Additions
                                                                            Selic       Offset
                      ACCOUNTS                    Balance     Additions   interest   against own    Balance
                                                  06.30.04    principal      rate        debts      09.30.04
                                                  --------    ---------      ----        -----      --------

Withholding income tax on financial investments    63,909      1,098      1,252          (751)      65,508
Withholding income tax on dividends                 2,836       --         --            --          2,836
Provision for probable losses                      (2,836)      --         --            --         (2,836)
Withholding income tax on interest on capital      27,376       --          459        (1,327)      26,508

Other                                               7,070                   106                      7,176
                                                   ------     ------      -----        -------      ------

TOTAL                                              98,355      1,098      1,817        (2,078)      99,192
                                                   ======     ======      =====        =======      ======

Current                                             4,428                                            4,295
Long term                                          93,927                                           94,897


In the three-month period, the Company offset R$2,078 against own taxes debts and withholding taxes debts from third-parties related to income tax (IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax (IRRF) on salaried employees and service providers.


6 - INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, because of the uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to actual realization/offset.

6.1      Income Tax and Social Contribution Expenses

Income and social contribution tax expenses, recorded on September 30, 2004 and September 30, 2003, were computed as follows:

                                                    Income tax                    Social contribution tax
                                                    ----------                    -----------------------
                                            09.30.2004      09.30.2003        09.30.2004         09.30.2003
                                            ----------      ----------        ----------         ----------

Income before income and social                5,002           14,740            5,002           14,740
contribution taxes
    Permanent add-backs                           56               43               25               12
                                              ------           ------           ------           ------
Subtotal                                       5,058           14,783            5,027           14,752
                                              ------           ------           ------           ------
   Deductible temporary differences            6,896            8,202            6,896            8,202
                                              ------           ------           ------           ------
    Additions:                                 8,707           12,513            8,707           12,513
                                              ------           ------           ------           ------
          Provision for contingencies          5,300           10,665            5,300           10,665
          Provision for suppliers                147              394              147              394
          Provision for PISP                   3,065            1,454            3,065            1,454
          Provision for collective labor
agreement 2003/04                                195                               195
                                              ------                            ------
    Deductions:                               (1,811)          (4,311)          (1,811)          (4,311)
                                              ------           ------           ------           ------
          Provision for suppliers               (250)            (220)            (250)            (220)
          Provision for PISP                  (1,447)          (4,091)          (1,447)          (4,091)
          Provision for contingencies           (114)            --               (114)            --
                                              ------           ------           ------           ------

Subtotal                                      11,954           22,985           11,923           22,954
                                              ------           ------           ------           ------

Offset of tax loss carryforwards              (3,586)          (6,895)          (3,577)          (6,886)
                                              ------           ------           ------           ------

Taxable income                                 8,368           16,090            8,346           16,068
                                              ------           ------           ------           ------


    Provision for income and social
       contribution taxes                      2,074            3,988              751            1,446
                                              ------           ------           ------           ------


6.2      Tax Credits Available to be Offset  (off-balance sheet)

As of September 30, 2004 and June 30, 2004, the Company had off-balance sheet tax credits, relating to deductible temporary differences and tax loss carryforwards, available to be offset in future years, classified by nature and amounts as follows:

                                                                                        09.30.2004
                                                                         -----------------------------------------------
                                                                         Income tax             Social contribution tax
                                                                         ----------             -----------------------

                             NATURE                                                  Tax rate                   Tax rate
                                                                        Tax basis       25%     Tax basis          9%
                                                                        ---------       ---     ---------          --

Provision for contingencies                                              104,071      26,018     104,071         9,366
Provision for voluntary severance program  PISP                           40,523      10,131      40,523         3,647
Provision for loss - taxes                                                 2,836         709       2,836           255
Provision for suppliers/accounts receivable/FINAM                          6,349       1,587       6,349           571
Tax loss carryforwards                                                    34,135       8,534      34,417         3,098
                                                                         -------      ------     -------        ------
Total                                                                    187,914      46,979     188,196        16,937
                                                                         =======      ======     =======        ======

                                                                                        06.30.2004
                                                                         -----------------------------------------------
                             NATURE                                                  Tax rate                   Tax rate
                                                                        Tax basis       25%     Tax basis          9%
                                                                        ---------       ---     ---------          --


Provision for contingencies                                              102,420      25,605     102,420         9,218
Provision for voluntary severance program  PISP                           40,397      10,099      40,397         3,636
Provision for loss - taxes                                                 2,836         709       2,836           255
Provision for suppliers/accounts receivable/FINAM                          6,455       1,614       6,455           581
Tax loss carryforwards                                                    32,384       8,096      32,669         2,940
                                                                         -------      ------     -------        ------
Total                                                                    184,492      46,123     184,777        16,630
                                                                         =======      ======     =======        ======


Current tax legislation limits the use of tax loss carryforwards in a given year to 30% of its taxable income.

7 - OTHER ASSETS - CURRENT

                                                                                    09.30.2004          06.30.2004
                                                                                    ----------          ----------
Receivables - Telebras' employees seconded to ANATEL                                     6,295               7,531
Receivables - Telebras' employees seconded to government agencies                           17                   9
Sundry credits - former Telebras subsidiaries (STB)                                      4,538               4,538
Provision for losses - sundry credits - former STB                                      (4,537)             (4,537)
Provision for losses - ex-employees                                                        (17)                (17)
Shares held for sale                                                                     3,065               2,861
Advance of payment to employees                                                            172                 177
Other                                                                                    1,141               1,159
Provision for losses - other                                                             (480)               (480)
                                                                                         ----                ----

Total                                                                                   10,194              11,241
                                                                                        ======              ======

Receivables from ANATEL relate to salaries and social charges and fringe benefits, which are settled in the following month. (Also included are vacation provision, 13th salary and related charges provisioned monthly as well as the provision related to Telebras' 2003/2004 annual collective labor agreement in progress.)

8 - OTHER ASSETS - LONG-TERM


                                                                                     09.30.2004          06.30.2004
                                                                                     ----------          ----------

UNDP - United Nations Development Program                                                 1,635               1,777
                                                                                          -----               -----

Total                                                                                     1,635               1,777
                                                                                          =====               =====

Telebras transferred funds to UNDP to retain professional services for the registration at the Comissao de Valores Mobiliarios ("CVM") in Brazil and at the Securities and Exchange Commission ("SEC") in the United States, of the new holding companies arising from Telebras partial spin off held on May 22, 1998. The balance represents funds not used.

9 - PROVISION FOR SALARY AND BENEFITS

                                                                                     09.30.2004         06.30.2004
                                                                                     ----------         ----------

Payroll and compensations                                                                   509                496
Payroll accruals                                                                          3,513              3,116
Fringe benefits                                                                             707                688
Annual collective labor agreement 2003/2004                                               2,608              1,952
Payroll withholdings                                                                        198                225
                                                                                            ---                ---

Total                                                                                     7,535              6,477
                                                                                          =====              =====

10 - CONTINGENCIES

10.1 - Lawsuits

TELEBRAS is a party to approximately 671 lawsuits, of which 436 involve labor matters and 235 involve civil matters.

The 671 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:

o    Probable loss = the amount is accrued and disclosed in an Explanatory Note

o    Possible loss = the amount is not accrued but disclosed in an Explanatory
     Note

o    Remote loss = the amount is not accrued but disclosed in an Explanatory
     Note

Out of a total of 671 lawsuits, 117 (47 civil claims and 70 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS System. Due to the restructuring of the TELEBRAS System and also the spin-off of the holding company TELEBRAS, and considering that the claims were filed originally against the operating companies, which are controlled by the current holding companies of the telecommunications sector, requests for replacement of TELEBRAS in the lawsuits have been filed with the courts. Such requests for replacement of Telebras have been approved by the new holding companies. Most of the requests filed have not yet been ruled on.

A - PROBABLE LOSSES - ACCRUED

An additional provision of R$1,651 has been recorded in the third quarter of 2004 (R$2,974 for the same previous period). Liabilities as of September 30, 2004 are as follows:

                                         09.30.2004         06.30.2004
                                         ----------         ----------
Labor                                        10,178              9,827
Civil                                        93,893             92,593
                                             ------             ------
 Total                                      104,071            102,420
                                            =======            =======
Current                                       3,865              3,813
Long-term                                   100,206             98,607

As of September 30, 2004, the provision for contingencies of R$104,071, recorded in liabilities, refers to 183 lawsuits (155 labor claims and 28 civil claims). R$93,893 refers to 26 civil lawsuits. Nine of these lawsuits are contesting the distribution of the dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends, amounting to R$81,462. Three lawsuits in the amount of R$9,571 refer to debentures conversion while 14 other lawsuits amounting to R$2,860 are contesting diverse issues. Another 2 civil lawsuits are of undetermined values. R$10,178 refers to 155 labor suits, distributed as follows: R$7,177 refer to 116 claims related to employees' reinstatement ("Collor Plan") and to the inflationary adjustments (expurgos inflacionarios on severance penalty ("FGTS" ) on amounts paid by Telebras as a result of involuntary layoffs. R$3,001 relates to 38 miscellaneous claims. There is also another claim where a reasonable estimate of the amount of loss, if any, cannot be made.


B  - POSSIBLE LOSSES - NOT ACCRUED

As of September 30, 2004, the aggregate amount of 273 lawsuits, classified as possible loss, and therefore not accrued, is estimated at a minimum of R$344,059. From these lawsuits there are 113 civil lawsuits estimated at R$338,698 and 160 labor lawsuits estimated at R$5,361, as follows:

b.1) R$277,854 relates to 14 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 through the capitalization of prospective subscribers' financial contributions, in which the plantiffs are seeking delivery of TELEBRAS shares at their book value instead of shares from its former subsidiaries at market values. There is also another civil claim of undetermined amount.

b.2) R$60,844 relates to 71 civil claims (indemnification related to Telebras' spin-off, damages, annulment of bids, taxes, etc.) and 27 other claims of undetermined value.

b.3) R$5,361 relates to 157 labor claims in which the plaintiffs are seeking amounts of back pay, benefits, job reinstatement, overtime payments, bonuses, health exposure premium, severance pay fund (FGTS), etc.). There are 3 other labor claims where a reasonable estimate of the amount of loss, if any, cannot, at this time, be made.


C  - REMOTE LOSSES - NOT ACCRUED

As of September 30, 2004, 215 lawsuits, classified as remote loss, and therefore not accrued, is estimated at R$157,815, represented by 94 civil claims estimated at R$123,885 and 121 labor claims estimated at R$33,930 as follows:

c.1) R$121,183 refers to 35 civil claims (annulment of bidding process, indemnification and privatization) filed against Telebras and its former subsidiaries. The remaining 26 civil claims are estimate at R$2,702. There are also 33 other miscellaneous civil claims of undetermined values.

c.2) 44 labor claims (productivity) are estimated at R$30,979 and the remaining 47 labor claims (miscellaneous) are estimated at R$2,951. There are also 30 labor lawsuits of undetermined amounts.


10.2     Prescription of Tax Contingencies

Pending approval from the Brazilian tax authorities, taxes and contributions in general remain available for examination by the Brazilian tax authorities over a period of five years from their recording date.

11 - VOLUNTARY SEVERANCE PROGRAM

Telebras implemented in September 1998 an early severance program, named "Indemnification Program for Services Rendered ("PISP")" to be in compliance with the Telebras post-privatization period, i.e. only maintaining an essential structure and functions until its future dissolution. An amount of R$97,211 was accrued at that date for this severance program, comprising all employees, including those seconded to ANATEL, Ministries and the President's office.

On July 18, 2000, a special staff structure was established at ANATEL by Law No. 9,986, article 30, to absorb TELEBRAS' employees who were assigned to that agency, on the date the law was enacted. However, as claims for declaration of unconstitutionality (ADIs) were filed with the Federal Supreme Court as stated in Note 1, TELEBRAS reinstated those employees on December 27, 2000 and subsequently seconded them again to ANATEL on a chargeable basis. In view of this temporary situation, the Company has decided to maintain in liabilities the amount corresponding to the PISP for those employees.

As of September 30, 2004, provision for PISP recorded as current liabilities was R$40,523 (R$40,397 as of June 30, 2004), relating to employees not yet dismissed. During the nine month period 2004 Telebras provisioned R$3,065 (R$1,454 as of September 30, 2003).

12 - OTHER LIABILITIES - CURRENT

                                                          09.30.2004         06.30.2004
                                                          ----------         ----------
Sundry creditors - telecommunications companies               18,648             18,173
Social contribution tax                                           90                105
Other liabilities                                                395                375
                                                                 ---                ---
Total                                                         19,133             18,653
                                                              ======             ======

13 - SHAREHOLDERS' EQUITY

a)       Capital

Subscribed and paid-in capital is R$219,455, represented by 556,448,588 thousand shares without par value, as follows:


                                                          09.30.2004         06.30.2004
                                                          ----------         ----------
Common shares - thousands                                346,418,591        346,418,591
Preferred shares - thousands                             210,029,997        210,029,997
                                                         -----------        -----------
Total                                                    556,448,588        556,448,588
                                                         ===========        ===========
Book value per thousand shares - R$                            0.191              0.188
                                                               =====              =====

As of September 30, 2004, the Company had 19,366 thousand common shares in treasury.

b)  Dividends

According to Telebras' bylaws, preferred shares are not entitled to any vote, except in the circumstances defined by law, are entitled to priority in the reimbursement of capital and to a noncumulative minimum dividend at the rate 6% per year, on the subscribed and paid-in capital. Due to accumulated losses, no dividends were paid with respect to 2004 and the previous years.

14 - FINANCIAL INSTRUMENTS

As of September 30, 2004, Telebras' financial instruments include short-term investments stated at cost plus interest at market rates, accrued through the balance sheet date. The Company did not enter into derivative operations.

15 - FINANCIAL INCOME (EXPENSES)



o        Financial income                                                09.30.2004          09.30.2003
                                                                         ----------          ----------
        Short-term investments                                               15,858              21,795
        Recoverable taxes                                                     5,299              10,434
        Other assets                                                            187                 770
                                                                                ---                 ---
        Total                                                                21,344              32,999
                                                                             ======              ======


o        Financial expenses                                              09.30.2004          09.30.2003
                                                                         ----------          ----------

        Tax on Bank Transactions (CPMF)                                         162                 198
        Sundry creditors - telecommunications companies                       1,264               1,156
        Other liabilities                                                        18                 349
                                                                                 --                 ---
        Total                                                                 1,444               1,703
                                                                              =====               =====

16 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                                           09.30.2004       09.30.2003
                                                                           ----------       ----------


       Third-party services                                                     2,969            3,227
       Payroll, payroll accruals and fringe benefits                            1,755            1,295
       Rent                                                                       431              369
       Other                                                                      219              215
                                                                                  ---              ---
       Total                                                                    5,374            5,106
                                                                                =====            =====

17 - OTHER OPERATING INCOME

                                                                           09.30.2004       09.30.2003
                                                                           ----------       ----------


      Reversal of Short Term Contingencies                                        114
      Reversal of Collective Labor Agreement Provision (2003/04)                   17
      Other income                                                                  2               40
                                                                                   --               --
      Total                                                                       133               40
                                                                                  ===               ==

18 - OTHER OPERATING EXPENSES

                                                                           09.30.2004       09.30.2003
                                                                           ----------       ----------


      Taxes and contributions (PASEP and COFINS)                                1,408            1,635
      Early dismissal program                                                   3,065            1,454
      Other taxes                                                                  29                3
                                                                                   --               --
      Total                                                                     4,502            3,092
                                                                                =====            =====

19 - OTHER NONOPERATING INCOME

                                                                           09.30.2004       09.30.2003
                                                                           ----------       ----------


      Taxes recovery                                                                -            2,151
      Dividends/Interest on own capital                                           145              117
      Total                                                                       145            2,268
                                                                                  ===            =====


20 - POSTRETIREMENT BENEFIT PLANS

20.1 -   Fundacao Sistel de Seguridade Social - SISTEL

TELEBRAS, together with the other companies of the former Telebras System sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were jointly responsible for the existing plans. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Amendments to Sistel's bylaws aimed at enabling Sistel to manage other benefit plans as a multisponsored entity, in view of the new scenario after the privatization of the TELEBRAS System.

Such new bylaws restructured the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". Accounting segregation of the plans was implemented by Sistel effective February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel in the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution is now 8% of salaries of participating employees.

TELEBRAS sponsors the following plans:

o    PBS - A

PBS A is a defined benefit plan. Sponsors shall make cash contributions in case the plan assets are not sufficient to meet future retirement benefit obligations.

This plan is composed of all participants of the PBS plan retired prior to January 31, 2000, with all sponsors and Sistel being jointly liable for the plan.

o    PBS - TELEBRAS

PBS TELEBRAS is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired as of January 31, 2000. Joint liability between the sponsors of the plans managed by Sistel no longer exists.

o    PAMA

The Post-retirement Health Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to the regulation, PAMA is funded by sponsors' contributions at a rate of 1.5% levied on payrolls of active participants covered by the PBS plans.

o    TELEBRASPREV

Implemented in the first semester 2003, TelebrasPrev is a mixed supplementary pension plan approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. It is based on a defined contribution for programmable benefits (retirement) and risk benefits (sickness benefit, disability compensation and death benefit). TelebrasPrev participants are former participants of PBS-TELEBRAS. TELEBRAS must not make any cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

As of September 30, 2004 and June 30, 2004, the status of the Sistel plans is as follows:

a)       PBS-TELEBRAS and PBS-A

                                                       PBS - TELEBRAS                           PBS-A

                                                    09.30.2004         06.30.2004         09.30.2004      06.30.2004
                                                    ----------         ----------         ----------      ----------
Mathematical reserves and funds                        116,941            115,729          4,316,723       4,237,927
Other liabilities                                          165                181              2,690           3,460
                                                           ---                ---              -----           -----
Total reserves and other liabilities                   117,106            115,910          4,319,413       4,241,387
(-) Total plan assets                                  136,827            129,404          5,199,811       5,116,712
-                                                      -------            -------          ---------       ---------
(=) Accumulated surplus                                 19,721             13,494            880,398         875,325

In the January-September 2004 period, Company's contributions to PBS-TELEBRAS plan represented R$157 (R$236 for the same previous period).

b)       PAMA

                                                                                      09.30.2004         06.30.2004
                                                                                      ----------         ----------
Assistance and administrative funds                                                      518,542            510,146
Other liabilities                                                                          1,891                538
                                                                                           -----                ---
Total funds and other liabilities                                                        520,433            510,684
Total assets of Sistel                                                                   520,433            510,684

In the January-September 2004 period, Company's contributions to PAMA amounted to R$29 (R$121 for the same previous period).

c)       TELEBRASPREV

                                                                                      09.30.2004           06.30.2004
                                                                                      ----------           ----------

Mathematical reserves and funds                                                          238,194              225,983
Other liabilities                                                                            763                1,313
                                                                                             ---                -----
Total reserves and other liabilities                                                     238,957              227,296
Total plan assets                                                                        238,957              227,296


Company's contribution to TELEBRASPREV for the January-September 2004 period amounted to R$537 (R$232 for the same previous period).

20.2 - TELEBRAS' withdrawal

TELEBRAS' withdrawal as sponsor of Fundacao SISTEL, either by formal petition or because of its dissolution, is subject to the procedures set forth by SISTEL's bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for additional funding by TELEBRAS.

Law No. 9,986 (enacted on July 19, 2000) established that regulatory agencies absorbing the special staff structure as per articles 19, 27 and, more specifically, article 30, which created the ANATEL Special Staff, may, as successors, become sponsors of pension funds, to which the employees composing such structure are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by Sistel's Board of Trustees in the Extraordinary Meeting held on November 29, 2000. As mentioned in Note 22, effectivenesses of articles 27 and 30 have been suspended by a preliminary injunction issued by the STJ federal appellate court. Besides the afore-mentioned suspension, such articles have also been revoked by Law 10.871, from May 20, 2004 (Official Gazette from May 21, 2004).


21 - GUARANTEES

Pursuant to the privatization process, as stated in the Edital MC/BNDES 01/98 inciso V - Item 4.3 Chapter 4 - Rights and Obligations from Purchasers of Telecom Holding Companies' Shares, the twelve new holding companies were obliged to replace TELEBRAS' guarantees on the borrowings of TELEBRAS' former subsidiary companies with their own guarantees.

If creditors disagree over the substitution of guarantees offered by the New Holding Companies, these Holding Companies are obliged to offer to TELEBRAS counter-guarantees of a real nature or bank guarantees, as stated by provision VI item 4.3 afore-mentioned.

Telebras guarantee to Telecomunicacoes de Sao Paulo S.A. - Telesp (currently Telefonica), in connection with a US$310 million (three hundred and ten million U.S. dollar) contract maturing on September 26, 2004, aimed at financing the expansion of the mobile cellular service in the Sao Paulo State, terminated after settlement of such debt by Telesp on September 24, 2004.


22 - TRANSFER OF TELEBRAS' EMPLOYEES TO ANATEL

Law No. 9,986 enacted on July 18, 2000 by the Brazilian Congress (Official Gazette - DOU from July 19, 2000), provided for management of human resources from the Brazilian Regulatory Agencies. Among other dispositions, article 30 deals with the creation of a special staff at ANATEL. Such staff structure must absorb employees from Telebras seconded to ANATEL and the Ministry of Communications on the enactment date.

However, two suits for declaration of unconstitutionality (ADIs 2310 and 2315) were filed with the Brazilian Supreme Court against the above mentioned Law. A preliminary injunction related to ADI 2310 has been issued by the STF suspending "ad referendum" from the STF the effectiveness, among others of article 30 from Law 9.986. Telebras received the preliminary injunction from the STF on December 26, 2000.

Following the court decision, TELEBRAS reinstated on December 27, 2000 the 354 employees who were seconded to ANATEL and seconded them again, on a chargeable basis, to that Agency. As of June 30, 2004, 311 employees remained seconded to ANATEL.

The suit for declaration of unconstitutionality no. ADI 2310 has been suspended pending a hearing related to ADI 2315, which addresses questions related to Constitutional Amendment 19/98.

As of May 20, 2004 23, Law 10.871, which deals on the creation of careers and organization of permanent jobs related to the staff from regulatory agencies was enacted (Official Gazette from May 21, 2004). Article 27 paragraph 2nd establishes that public servants seconded to the Brazilian regulatory agencies on the date such law was enacted are allowed to remain in such secondment status, on a commission basis inclusive, provided they do not return to their former job or are not dismissed. Law 10.871 revoked articles 27 and 30 from Law 9.986/2000.

23 - SUBSEQUENT EVENT

Telebras' collective labor agreement scheduled for December 2003 has not been settled due to refusal by the Sindicato dos Trabalhadores em Telecomunicacoes - DF ("SINTTEL-DF") of the proposal made by Telebras. Accordingly, SINTTEL brought the question to be decided by Justica do Trabalho. As of October 19 2004, the Justice from Egregia Primeira Secao Especializada do Tribunal do Trabalho da Decima Regiao, decided in favor of the plaintiffs. Such decision shall increase Telebras annual payroll by 27%, representing an average increase of R$5,773 thousand for this year, distributed as follows: R$607 thousand relates to wages and salaries and R$5,165 thousand related to the PISP expenses. Telebras has appealed from the decision with the Tribunal Superior do Trabalho ("TST"). As defined in the Explanatory Note 10 the risk of loss for this lawsuit is classified as possible.




05.01 - QUARTERLY COMMENTS ON TELEBRAS PERFORMANCE


According to the following table Telebras shareholders' equity for the third quarter 2004 rose slightly as compared to the period ended June 30, 2004. Other accounts remained almost unchanged compared to Telebras balance sheet as of June 30, 2004.


----------------------------------------------------------------------------------------------------------
                                                                                              R$ 1,000,000
----------------------------------------------------------------------------------------------------------
                                                               PERIOD
                            ------------------------------------------------------------------------------
                                             09.30.2004                             06.30.2004
                            ------------------------------------------------------------------------------
         Accounts                 R$              %          (DELTA) %          R$               %
----------------------------------------------------------------------------------------------------------
Short term assets               166.3           58.5            2.1            159.9           58.2
----------------------------------------------------------------------------------------------------------
Long term asset                 116.0           41.5            1.0            114.9           41.8
----------------------------------------------------------------------------------------------------------
Total assets                    279.3          100.0            1.6            274.8          100.0
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Short term liabilities           71.8           25.7            1.8             70.5           25.7
----------------------------------------------------------------------------------------------------------
Long term liabilities           101.2           36.2            1.6             99.6           36.2
----------------------------------------------------------------------------------------------------------
Shareholders' equity            106.3           38.1            1.5            104.7           38.1
----------------------------------------------------------------------------------------------------------
Total liabilities               279.3          100.0            1.6            274.8          100.0
----------------------------------------------------------------------------------------------------------

Such data are the result of management's efforts undertaken to run the Company's assets over time, coupled with the adoption of actions consistent with principles of good management, especially a conservative approach for recording adequate provisions for lawsuits where risk is probable. Explanatory notes related to legal risk arising from possible or remote risk of loss are herein included.

o    Economic Structure


----------------------------------------------------------------------------------------------------------
                                                                                              R$ 1,000,000
----------------------------------------------------------------------------------------------------------
                                                               PERIOD

                            ------------------------------------------------------------------------------
                                         09.30. 2004                            09.30. 2003
----------------------------------------------------------------------------------------------------------
                                    R$                 %                  R$                   %
----------------------------------------------------------------------------------------------------------
Income                             21.6              100.0               35.3                100.0
----------------------------------------------------------------------------------------------------------
Expenses                          (19.4)             (89.8)             (26.0)               (73.7)
----------------------------------------------------------------------------------------------------------
Net income                          2.2               10.2                9.3                 26.3
----------------------------------------------------------------------------------------------------------


Compared to the same previous period, net income for the third quarter 2004 presents a significant decrease, in face that in the first semester 2003 the Brazilian Internal Revenue Service - Receita Federal granted a refund request from Telebras in the amount of R$4.3 million related to income tax credit on funds remitted abroad (Principal represents R$2.1 million while R$2.2 million refer to monetary restatement using interbank interest rate ("SELIC").

As to the other revenues, when compared to the same previous period, they declined due to the SELIC decrease (SELIC rate restates short term investment and recoverable taxes).

Expenses related to legal contingencies declined R$5.3 million when compared to the same previous period, due to a decrease in the National Consumer Index Price ("INPC"), used to restate contingencies. As profits declined, accordingly there was also a R$2.6 million decrease in income tax and social contribution tax expenses. PISP expense increased R$1.6 million due to restatement of contingencies related to inflationary adjustments (expurgos inflacionarios on severance penalty ("FGTS") in connection with Telebras' active employees.

PIS/COFINS (social security funds) rates applicable to financial income declined to zero due to new regulations established by Decreto 5.164 from July 30, 2004, thus decreasing PIS/COFINS expenses since August 2004.

Income from short-term investments is Telebras' main source of funds after the spin-off held on May 22, 1998, and it has been sufficient to keep the Company running until its liquidation.


OTHER COMMENTS:


INSTRUCAO CVM NO. 381/03:

Pursuant to Instrucao CVM 381/03 Telecomunicacoes Brasileiras S.A. - TELEBRAS informs that KPMG Auditores Independentes has not provided any non-audit service to Telebras in the quarter ended September 30, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBAS



Date: January 10, 2005            By: /s/ Vera Lucia Garcia Caulit
                                     ------------------------------
                                     Name:  Vera Lucia Garcia Caulit
                                     Title: Superintendent